FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 28, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 28, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Channel Partners Place $1.77 million in Satellite Systems Orders on Norsat

Company Estimates Backlog of $1.43 million for Satellite Systems on Strength of Channel Program

(Vancouver, Canada) December 28th, 2006, 06:00 EST –Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, estimates that its channel program has generated $1.77 million in new orders for its satellite systems, in the fourth quarter of 2006. While approximately 44% of these orders are expected to be shipped in the fourth quarter, the balance of $1 million will contribute to the company’s estimated $1.43 million backlog for satellite systems. The figures are the first indications of the effectiveness of the company’s channel program, and are, as yet, unaudited.

Sales in the satellite systems business unit have historically involved direct sales to end-users, while sales generated by the microwave business unit are primarily through channel partners. Earlier this year, the company launched a concerted effort to recruit and nurture channel partners to promote the sale of its satellite systems and services.

“Channel partner relationships are a critical element of our ‘smart expansion’ strategy. We are naturally delighted with the response our channel program is garnering, and expect that channel partners will represent a growing proportion of sales in 2007,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

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Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com